Namita Azad

Work Experience

Chief Product & Innovation Officer, Ella Es Health | Jan '23 – Present
- Leading the product design for the virtual care platform of Ella Es Health inclusive of the patient portal, care management platform and clinical pathways.

Columbia University Irving Medical Center, NY| Feb '19 – Present
Senior Director, Transformation | Jan'22 – Present
- Leading the strategy and vision design for the Transformation office to serve as institutional hub of innovative and transformative ambulatory care delivery through implementing pathways to inculcate advanced analytics, artificial intelligence, and deep machine learning models in proactively identifying opportunities and advancing point of care delivery of the future.
- Managing pathways to support market collaboration and capture seed funding opportunities with external stakeholders to close gaps in care in areas of remote monitoring devices, provider efficiency and wellness, coordination of care and patient experience.
- Strategic partner in the design and deployment of a Learning Health System model of care delivery.
- Transform the culture of thinking through systematic training and education for all layers of the organization on focused performance improvement methods.

Director, Transformation | Mar'21- Dec'21
- Lead design and development of the first Innovation and Transformation Lab, specializing in strategies to bring innovation to point of care delivery.
- Integrated applied clinical informatics research models in outpatient care through strategic collaborations across the quality and safety departments in the tripartite consortium, to influence ambulatory industry standards of care.
- Strategic partner in the design of a Learning Health System model across the tripartite consortium and education departments to support organizational transformation to a High Reliability Organization.
- Implemented a Healthcare Performance Improvement training program inclusive of concepts from the IHI Model for Improvement, Lean & Six Sigma, for local teams to support ongoing performance improvement initiatives tied to revenue, clinical and operational requirements.

Director, Organization Effectiveness & Optimization | Jan'20 - Feb '21
- Promoted to lead the technology and people tracks within the Organization Effectiveness & Optimization team to implement solutions which improved utilization of technology solutions and optimized human resources.
- Designed and deployed an optimization program in areas of revenue cycle, telehealth, operations, and clinical workflows resulting in successful improvement across 100% of over 25 unique clinical specialties in key clinical and operational metrics.
- Developed business cases to propose solutions that define clear objectives, key performance indicators and return of investment to the organization.
- Designed and led the organization's telehealth model which supports the care delivery model during public health calamities, which has been successfully implemented during COVID-19.

Director, Clinical Operations | Feb'19- Dec'19
- Worked strategically with the Chief Medical Information Officer and Chief Operations Officer to create and execute the strategy for the clinical operation redesign of the ambulatory clinical departments to support successful adoption of new IT applications and functionalities as the organization completed an enterprise-wide Epic implementation.
- Designed and implemented solutions for ambulatory practices to improve the physician and patient experience and align goals in order to improve care delivery in a single and multi-specialty ambulatory practice setting with the enterprise-wide Epic implementation.
- Built a network of change agents, key stakeholders, influencers, and leaders within each department through which targeted education content and change management techniques were cascaded through the organization.

Montefiore Health System, NY | July '13 – Jan '19
System Transformation Manager, Network Performance Group | May'17- Jan '19
- Worked strategically with the Chief Quality Officer and Assistant Vice President in designing the Montefiore Health System Quality Collaborative for the Montefiore Health System; a program designed to standardize the Performance Improvement Strategy and Data and Analytic structure across twelve unique hospitals.

Namita Azad

- Managed the Value Based Purchasing Quality Improvement Program portfolio for the Montefiore Health System, which was valued at $176million over the following 3 years.
- Designed and led quarterly Transformation Learning Collaboratives; multidisciplinary Kaizen events utilizing the IHI breakthrough series model, to bring targeted performance improvement training front line staff, provide opportunities for best practice sharing and bring the organization closer to the goal of being a High Reliability Organization.
- Programmatic oversight of 60 unique clinical teams across the health system resulting in successful improvement in key clinical quality and safety metrics:
  - CAUTI infection reduction by 35%
  - ED Throughput reduction by 18%
  - Heart Failure readmission reduction by 17%
  - CDIFF infection reduction by 32%
  - Sepsis infection reduction by 21%
- Faculty member for the Montefiore Institute of Performance Improvement.

Transformation Manager, Montefiore Medical Group | July'15- Dec '17
- Successfully led accreditation of Patient Centered Medical Home Level 3 certification for 22 Ambulatory unique practices, generating revenue of over $10million annually.
- Managed the implementation of the Delivery System Reform Incentive Payment Programs across 22 Ambulatory practice and School Health programs. Worked specifically in designing Care Management Programs for Cardiovascular Disease and Diabetes, pediatric Asthma Control, and pediatric and adult Behavioral Health Services.
- Led Montefiore Medical Group's Transformation team of eight Practice Transformation coaches; responsible for professional development, mentoring, annual reviews, and necessary disciplinary actions needed.
- Successfully improved key clinical quality and operational metrics:
  - Medicaid readmission reduction by 22%
  - Adult depression screening rates by 16%
  - Combination 3 and HPV vaccination rates by 21%
  - Throughput by 7.6%
- Designed and led quarterly Transformation Learning Collaboratives; multidisciplinary Kaizen events to facilitate Performance Improvement training of front-line staff and sharing of best practice.
- Developed training material for practice transformation coaching, needs assessment tools and team building tools.

Practice Transformation Coach, Montefiore Medical Group | July'13 – July'15
- Worked with physician, nursing and operational leadership in directly coaching ambulatory practices specifically on conducting needs assessments, designing workflows, analyzing data and utilizing a continuous quality improvement structure.
- Successfully led accreditation of Patient Centered Medical Home Level 3 certification creating additional revenue into the organization for the Medicaid population.

University of Wisconsin Health System, Madison WI | Aug '08 – Aug'12

Research Coordinator | Sept'09 – Aug'12
- Monitored clinical trials for multiple sclerosis, acute stroke, cardiology and anesthesiology studies departments, managing each trial's data reporting, safety, and compliance to ensure continuity of programs.
- Prepared and reviewed documentation for Institutional Review Board and Western Institutional Review Board protocols and amendments to successfully complete an FDA audit.

Associate Research Specialist | Aug'08 – Sept'09
- Managed research assays, patient compliance and monitoring, and data management systems for cancer trials.
- Performed overall financial planning, budgeting and invoicing and negotiated working contracts for trial stakeholders.
- Supervised grant submissions, employee training and undergraduate internship projects.

Education
- Bachelor of Science, major in Biology & minor in Global Studies - University of Wisconsin, Madison, WI, 2006

Namita Azad

- Master of Public Health, specialization in Health Administration - Benedictine University, Chicago, IL, 2008
- Master of Science, specialization in Global Health - University of Wisconsin, Madison 2012
- Lean/Six Sigma Green Belt Certification – Rutgers University | Lockheed Martin Curriculum 2018
- Change Management Certification – PROSCI Curriculum 2019
- Digital Transformation in Healthcare Certification – Columbia Business School 2021

Awards, Publications & Presentations

Awards
- Montefiore Institute of Performance Improvement Fellowship – winner of Project and Fellow of the year award 2016

Journal Articles
- Azad Namita, Depue Corinne, Armstrong Carolyn Crimmins Timothy, C. Touson Jonathan. An Application of Computable Biomedical Knowledge to Transform Patient Centered Scheduling. Learn Health Systems Journal. 2023 (Pending Publishing).
- C. Touson Jonathan, Azad Namita, Depue Corinne, Saffos Christopher Crimmins Timothy. A Novel Innovation Methodology Using Computable Biomedical Knowledge. Learn Health Systems Journal. 2023 (Pending Publishing).
- C. Touson Jonathan, Azad Namita, Beirne Jennifer, Depue Corinne, Crimmins Timothy, Overdevest Jonathan, Long Rosalie. Application of the Consolidated Framework for Implementation Research Model to Design and Implement an Optimization Methodology within an Ambulatory Setting. Applied Clinical Informatics. Vol 13, 2022 Jan.
- Philips K, Dadlez N, Fazzari M, Samuel S, Southern W, Heo M, Azad N, Drasher M, Rinke ML. Effect of real-time feedback devices on primary care patient experience scores: A cluster-randomized trial. Journal of Patient Experience. 2021.
- C. Touson Jonathan, Azad Namita, Depue Corinne, Crimmins Timothy, Long Rosalie. An Application of Harrison's System Theory Model to Spark a Rapid Telehealth Expansion in the time of COVID-19. Learn Health Systems Journal. 2020 Jun 30.
- Douglas, Lindsey C.; Heo, Moonseong; Azad, Namita; Racine, Andrew D.; Rinke, Michael L. Contextual Factors Associated With Quality Improvement Success in a Multisite Ambulatory Setting. Journal for Healthcare Quality. Vol 41, No. 5. September/October 2019.
- Azad N, Hart E. The Medical Home Transformation. Journal of Health Science. Volume 5, Number 3, May-June 2017 (Serial Number 28).

Oral Presentations
- Azad N, Case Study: Transforming Process Improvements and Managing Continuous Change in a Health System, Change & Transformation Conference, The Conference Board. New York City, NY, June 2019
- Azad N, Lean Six Sigma Deployment Strategy & Success Stories, Business Transformation & Operational Excellence World Summit. Orlando, FL, March 2018
- Azad N, Planning, Strategy & System Transformation, Business Transformation & Operational Excellence Healthcare Summit. New Orleans, LA, March 2018

Poster Presentations
- Azad N., Reducing Patient Cycle Time in Ambulatory Care Setting.
  - International Forum on Quality & Safety in Healthcare, Amsterdam, Netherlands, May 2018
  - 29th National Forum on Quality Improvement, IHI, Orlando, FL, December 2017
  - New York City Research & Improvement Networking Group, New York City, NY October 2017
- Azad N., The Medical Home Transformation: Looking Back Five Years.
  - 26th National Forum on Quality Improvement, IHI, Orlando, FL, December 2014
  - New York City Research & Improvement Networking Group, New York City, NY October 201